Exhibit 99.1

News Release

Coca-Cola Consolidated Reports First Quarter 2024 Results
and Announces the Intention to Repurchase Up to $3.1 Billion
of its Common Stock

■Income from operations for the first quarter of 2024 was $215 million, up $9 million, or 5%, versus the first quarter of 2023.
■Operating margin for the first quarter of 2024 was 13.5% as compared to 13.1% for the first quarter of 2023, an increase of 40 basis points.
■The Company intends to purchase up to $3.1 billion of its Common Stock through both a modified “Dutch auction” tender offer for up to $2.0 billion of its Common Stock and a separate share purchase agreement with The Coca‑Cola Company.

Key Results

	First Quarter
(in millions)	2024	2023	Change
Standard physical case volume	82.1	82.5	(0.4)%
Comparable standard physical case volume(1)	82.1	81.5	0.7%
Net sales	$1,591.6	$1,571.6	1.3%
Gross profit	$640.6	$624.1	2.6%
Gross margin	40.2%	39.7%
Income from operations	$215.4	$206.1	4.5%
Operating margin	13.5%	13.1%

Beverage Sales	First Quarter
(in millions)	2024	2023	Change
Sparkling bottle/can	$952.0	$920.6	3.4%
Still bottle/can	$511.6	$509.6	0.4%

(1)    Comparable standard physical case volume is presented for purposes of consistent comparison of selling performance between periods and is adjusted to eliminate the estimated impact of the additional selling day in the first quarter of 2023.

First Quarter 2024 Review

CHARLOTTE, May 6, 2024 – Coca‑Cola Consolidated, Inc. (NASDAQ: COKE) today reported operating results for the first quarter ended March 29, 2024.

“Our solid first quarter results build on the improved profit margins and strong free cash flow we achieved in 2023,” said J. Frank Harrison, III, Chairman and Chief Executive Officer. “Our sustained strong performance gives us the confidence to announce our intended repurchase of up to $3.1 billion of our outstanding Common Stock. We believe this is an ideal time to leverage the strength of our balance sheet by taking on a prudent amount of debt to return cash to stockholders and build long-term value.”

Net sales increased 1%(a) to $1.6 billion in the first quarter of 2024. Sparkling and Still net sales increased 3.4% and 0.4%, respectively, compared to the first quarter of 2023. Net sales growth was driven by our annual price increase that took effect during the quarter.

Standard physical case volume was down 0.4%, which was attributable to an extra selling day in the first quarter of 2023. Comparable(b) standard physical case volume increased 0.7% versus the first quarter of 2023. Comparable(b) Sparkling category volume grew 2.0% with strong performance of multi-serve packages sold in larger retail stores. The Sparkling category also benefited from Easter holiday sales activity shifting into the first quarter of 2024. Comparable(b) Still category volume declined 3.1% during the first quarter of 2024.

Gross profit in the first quarter of 2024 was $640.6 million, an increase of $16.5 million, or 3%. Gross margin improved 50 basis points to 40.2%. Pricing actions taken during the first quarter, stable commodity prices and higher Sparkling sales contributed to the overall improvement in gross margin.

“We’re very pleased with our balanced profit growth and overall margin performance in the first quarter,” said Dave Katz, President and Chief Operating Officer. “We achieved a solid mix of volume and pricing growth while tightly managing our operating expenses. Our comparable volume growth of almost 1% reflects the continued strength of our brands and the success of new product launches such as Coke Spiced and the addition of Bang to our Energy portfolio.”

Selling, delivery and administrative (“SD&A”) expenses in the first quarter of 2024 increased $7.1 million, or 2%. SD&A expenses as a percentage of net sales increased 10 basis points to 26.7% in the first quarter of 2024. The increase in SD&A expenses as compared to the first quarter of 2023 was primarily driven by an increase in labor costs related to annual wage adjustments.

Income from operations in the first quarter of 2024 was $215.4 million, compared to $206.1 million in the first quarter of 2023, an increase of 5%. Operating margin for the first quarter of 2024 was 13.5% as compared to 13.1% for the first quarter of 2023, an increase of 40 basis points.

Net income in the first quarter of 2024 was $165.7 million, compared to $118.1 million in the first quarter of 2023, an improvement of $47.6 million. On an adjusted(b) basis, net income in the first quarter of 2024 was $162.5 million, compared to $151.8 million in the first quarter of 2023, an increase of $10.7 million. Income tax expense for the first quarter of 2024 was $57.1 million, compared to $41.1 million in the first quarter of 2023. The effective income tax rate for the first quarter of 2024 was 25.6%, compared to 25.8% for the first quarter of 2023.

Cash flows provided by operations for the first quarter of 2024 were $194.3 million, compared to $184.7 million for the first quarter of 2023. Cash flows from operations reflected our strong operating performance during the first quarter of 2024. In the first quarter of 2024, we invested $77 million in capital expenditures as we continue to enhance our supply chain and invest for future growth. For the full year of 2024, we expect our capital expenditures to be between $300 million and $350 million. During the first quarter of 2024, we made dividend payments of $155 million, which included a special dividend payment of $150 million.

Intention to Repurchase Shares

The Company currently intends to purchase up to $3.1 billion in value of its Common Stock through both a modified “Dutch auction” tender offer for up to $2.0 billion of its Common Stock and a separate share purchase agreement (the “Purchase Agreement”) with a subsidiary of The Coca‑Cola Company. The Company expects the price range for the tender offer to be $850 to $925 per share of Common Stock.

Under the Purchase Agreement, the Company has agreed to buy, and a subsidiary of The Coca‑Cola Company has agreed to sell, at a purchase price equal to the price paid by the Company in the tender offer, a number of shares of Common Stock such that The Coca‑Cola Company would beneficially own 21.5% of the Company’s outstanding shares of Common Stock after the repurchase and completion of the tender offer. The purchase of shares under the Purchase Agreement is conditioned on the purchase price applicable to the tender offer and the Share Repurchase being no less than $925 per share. Should the applicable price in the tender offer be less than $925 per share, The Coca‑Cola Company shall have the option, but not the obligation, to sell their shares at that price. The tender offer is expected to be launched on or about May 20, 2024 and the purchase of shares under the Purchase Agreement is expected to occur on the 11th business day following the expiration of the tender offer.

“We believe that the proposed share repurchase enables us to optimize our balance sheet by raising a prudent amount of debt in order to return cash to stockholders,” said Mr. Harrison. “We intend to utilize our solid financial position and projected strong cash flow to delever over the coming years while maintaining our current regular quarterly dividend and a solid investment grade rating profile.”

J. Frank Harrison, III will not participate in the tender offer with respect to the Common Stock he beneficially owns.

The Company intends to fund the repurchase with a combination of new funded debt and cash on hand.

(a) All comparisons are to the corresponding period in the prior year unless specified otherwise.
(b) The discussion of the operating results for the first quarter ended March 29, 2024 includes selected non-GAAP financial information, such as “comparable” and “adjusted” results. The schedules in this news release reconcile such non-GAAP financial measures to the most directly comparable GAAP financial measures.

CONTACTS:
Ashley Brown (Media)	Scott Anthony (Investors)
Director, External Communications	Executive Vice President & Chief Financial Officer
(803) 979-2849	(704) 557-4633
Ashley.Brown@cokeconsolidated.com	Scott.Anthony@cokeconsolidated.com

About Coca-Cola Consolidated, Inc.
Coca‑Cola Consolidated is the largest Coca‑Cola bottler in the United States. Our Purpose is to honor God in all we do, to serve others, to pursue excellence and to grow profitably. For over 122 years, we have been deeply committed to the consumers, customers and communities we serve and passionate about the broad portfolio of beverages and services we offer. We make, sell and distribute beverages of The Coca‑Cola Company and other partner companies in more than 300 brands and flavors across 14 states and the District of Columbia, to approximately 60 million consumers.

Headquartered in Charlotte, N.C., Coca‑Cola Consolidated is traded on The Nasdaq Global Select Market under the symbol “COKE”. More information about the Company is available at www.cokeconsolidated.com. Follow Coca‑Cola Consolidated on Facebook, X, Instagram and LinkedIn.

Additional Information Regarding the Tender Offer

The information in this press release describing the Tender Offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares in the Tender Offer. Coca-Cola Consolidated has not yet commenced the Tender Offer described herein, and there can be no assurance that Coca-Cola Consolidated will commence the Tender Offer on the terms described in this press release. The Tender Offer will be made only pursuant to an Offer to Purchase and the related materials that Coca-Cola Consolidated will file with the SEC, and will distribute to its stockholders on the commencement date of the Tender Offer. Stockholders should read the Offer to Purchase and related materials carefully and in their entirety because they will contain important information, including the terms and conditions of the Tender Offer. When they are available, stockholders of the Company may obtain a free copy of the Tender Offer statement on Schedule TO, the Offer to Purchase and other documents that the Company will file with the SEC from the SEC’s website at www.sec.gov. When they are available, stockholders also will be able to obtain a copy of these documents, without charge, from Innisfree M&A Incorporated, the information agent for the Tender Offer, toll free at 1-877-456-3507. Stockholders are urged to carefully read all of those materials when they become available prior to making any decision with respect to the Tender Offer.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release are “forward-looking statements” that involve risks and uncertainties which we expect will or may occur in the future and may impact our business, financial condition and results of operations. The words “anticipate,” “believe,” “expect,” “intend,” “project,” “may,” “will,” “should,” “could” and similar expressions are intended to identify those forward-looking statements. Such forward-looking statements include our plan to commence the tender offer and ability to complete the share repurchase on the terms and timing described herein, or at all. These forward-looking statements reflect the Company’s best judgment based on current information, and, although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this news release. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: increased costs (including due to inflation), disruption of supply or unavailability or shortages of raw materials, fuel and other supplies; the reliance on purchased finished products from external sources; changes in public and consumer perception and preferences, including concerns related to product safety and sustainability, artificial ingredients, brand reputation and obesity; changes in government regulations related to nonalcoholic beverages, including regulations related to obesity, public health, artificial ingredients and product safety and sustainability; decreases from historic levels of marketing funding support provided to us by The Coca‑Cola Company and other beverage companies; material changes in the performance requirements for marketing funding support or our inability to meet such requirements; decreases from historic levels of advertising, marketing and product innovation spending by The Coca‑Cola Company and other beverage companies, or advertising campaigns that are negatively perceived by the public; any failure of the several Coca‑Cola system governance entities of which we are a participant to function efficiently or on our best behalf and any failure or delay of ours to receive anticipated benefits from these governance entities; provisions in our beverage distribution and manufacturing agreements with The Coca‑Cola Company that could delay or prevent a change in control of us or a sale of our Coca‑Cola distribution or manufacturing businesses; the concentration of our capital stock ownership; our inability to meet requirements under our beverage distribution and manufacturing agreements; changes in the inputs used to calculate our acquisition related contingent consideration liability; technology failures or cyberattacks on our information technology systems or our effective response to technology failures or cyberattacks on our customers’, suppliers’ or other third parties’ information technology systems; unfavorable changes in the general economy; the concentration risks among our customers and suppliers; lower than expected net pricing of our products resulting from continued and increased customer and competitor consolidations and marketplace competition; the effect of changes in our level of debt, borrowing costs and credit ratings on our access to capital and credit markets, operating flexibility and ability to obtain additional financing to fund future needs; the failure to attract, train and retain qualified employees while controlling labor costs, and other labor issues; the failure to maintain productive relationships with our employees covered by collective bargaining agreements, including failing to renegotiate collective bargaining agreements; changes in accounting standards; our use of estimates and assumptions; changes in tax laws, disagreements with tax authorities or additional tax liabilities; changes in legal contingencies; natural disasters, changing weather patterns and unfavorable weather; climate change or legislative or regulatory responses to such change; and the impact of any pandemic or public health situation. These and other factors are discussed in the Company’s regulatory filings with the United States Securities and Exchange Commission, including those in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The forward-looking statements contained in this news release speak only as of this date, and the Company does not assume any obligation to update them, except as may be required by applicable law.

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FINANCIAL STATEMENTS CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	First Quarter
(in thousands, except per share data)	2024	2023
Net sales	$1,591,626	$1,571,642
Cost of sales	951,067	947,536
Gross profit	640,559	624,106
Selling, delivery and administrative expenses	425,153	418,052
Income from operations	215,406	206,054
Interest (income) expense, net	(2,716)	2,929
Other (income) expense, net	(4,713)	43,923
Income before taxes	222,835	159,202
Income tax expense	57,094	41,075
Net income	$165,741	$118,127

Basic net income per share:
Common Stock	$17.68	$12.60
Weighted average number of Common Stock shares outstanding	8,369	8,369

Class B Common Stock	$17.68	$12.60
Weighted average number of Class B Common Stock shares outstanding	1,005	1,005

Diluted net income per share:
Common Stock	$17.66	$12.57
Weighted average number of Common Stock shares outstanding – assuming dilution	9,387	9,395

Class B Common Stock	$17.46	$12.51
Weighted average number of Class B Common Stock shares outstanding – assuming dilution	1,018	1,026

FINANCIAL STATEMENTS CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands)	March 29, 2024	December 31, 2023
ASSETS
Current Assets:
Cash and cash equivalents	$401,260	$635,269
Short-term investments	183,639	—
Trade accounts receivable, net	551,439	539,873
Other accounts receivable	127,836	119,469
Inventories	361,086	321,932
Prepaid expenses and other current assets	89,593	88,585
Total current assets	1,714,853	1,705,128
Property, plant and equipment, net	1,321,681	1,320,563
Right-of-use assets - operating leases	116,129	122,708
Leased property under financing leases, net	4,373	4,785
Other assets	156,140	145,213
Goodwill	165,903	165,903
Other identifiable intangible assets, net	818,013	824,642
Total assets	$4,297,092	$4,288,942

LIABILITIES AND EQUITY
Current Liabilities:
Current portion of obligations under operating leases	$25,085	$26,194
Current portion of obligations under financing leases	2,536	2,487
Dividends payable	—	154,666
Accounts payable and accrued expenses	890,255	907,987
Total current liabilities	917,876	1,091,334
Deferred income taxes	185,001	128,435
Pension and postretirement benefit obligations and other liabilities	892,375	927,113
Noncurrent portion of obligations under operating leases	96,979	102,271
Noncurrent portion of obligations under financing leases	4,382	5,032
Long-term debt	599,293	599,159
Total liabilities	2,695,906	2,853,344

Equity:
Stockholders’ equity	1,601,186	1,435,598
Total liabilities and equity	$4,297,092	$4,288,942

FINANCIAL STATEMENTS CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	First Quarter
(in thousands)	2024	2023
Cash Flows from Operating Activities:
Net income	$165,741	$118,127
Depreciation expense, amortization of intangible assets and deferred proceeds, net	46,751	43,509
Deferred income taxes	56,616	40,743
Fair value adjustment of acquisition related contingent consideration	(5,541)	41,654
Change in current assets and current liabilities	(44,257)	(49,538)
Change in noncurrent assets and noncurrent liabilities	(25,958)	(12,436)
Other	921	2,635
Net cash provided by operating activities	$194,273	$184,694

Cash Flows from Investing Activities:
Purchases and disposals of short-term investments	$(182,690)	$—
Additions to property, plant and equipment	(77,040)	(52,700)
Other	(3,532)	158
Net cash used in investing activities	$(263,262)	$(52,542)

Cash Flows from Financing Activities:
Cash dividends paid	$(154,666)	$(32,808)
Payments of acquisition related contingent consideration	(9,700)	(6,499)
Other	(654)	(712)
Net cash used in financing activities	$(165,020)	$(40,019)

Net (decrease) increase in cash during period	$(234,009)	$92,133
Cash at beginning of period	635,269	197,648
Cash at end of period	$401,260	$289,781

COMPARABLE AND NON-GAAP FINANCIAL MEASURES(c) The following tables reconcile reported results (GAAP) to comparable and adjusted results (non-GAAP):

Results for the first quarter of 2023 include one additional selling day compared to the first quarter of 2024. For comparison purposes, the estimated impact of the additional selling day in the first quarter of 2023 has been excluded from our comparable(b) volume results.

	First Quarter
(in millions)	2024	2023	Change
Standard physical case volume	82.1	82.5	(0.4)%
Volume related to extra day in fiscal period	—	(1.0)
Comparable standard physical case volume	82.1	81.5	0.7%

	First Quarter 2024
(in thousands, except per share data)	Gross profit	SD&A expenses	Income from operations	Income before taxes	Net income	Basic net income per share
Reported results (GAAP)	$640,559	$425,153	$215,406	$222,835	$165,741	$17.68
Fair value adjustment of acquisition related contingent consideration	—	—	—	(5,541)	(4,172)	(0.45)
Fair value adjustments for commodity derivative instruments	1,156	(43)	1,199	1,199	903	0.10
Total reconciling items	1,156	(43)	1,199	(4,342)	(3,269)	(0.35)
Adjusted results (non-GAAP)	$641,715	$425,110	$216,605	$218,493	$162,472	$17.33

Adjusted % Change vs. First Quarter 2023	2.8%	2.3%	3.6%

	First Quarter 2023
(in thousands, except per share data)	Gross profit	SD&A expenses	Income from operations	Income before taxes	Net income	Basic net income per share
Reported results (GAAP)	$624,106	$418,052	$206,054	$159,202	$118,127	$12.60
Fair value adjustment of acquisition related contingent consideration	—	—	—	41,654	31,361	3.35
Fair value adjustments for commodity derivative instruments	395	(2,690)	3,085	3,085	2,323	0.25
Total reconciling items	395	(2,690)	3,085	44,739	33,684	3.60
Adjusted results (non-GAAP)	$624,501	$415,362	$209,139	$203,941	$151,811	$16.20

(c) The Company reports its financial results in accordance with accounting principles generally accepted in the United States (“GAAP”). However, management believes that certain non-GAAP financial measures provide users of the financial statements with additional, meaningful financial information that should be considered, in addition to the measures reported in accordance with GAAP, when assessing the Company’s ongoing performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. The Company’s non-GAAP financial information does not represent a comprehensive basis of accounting.